                                  Commission File No. 0-29106

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549


                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of February, 1999


                  KNIGHTSBRIDGE TANKERS LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM 12
                             Bermuda
            (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F     X         Form 40-F
                     ------------             ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes            No    X
                         --------      ----------



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Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated February 16,
1999, relating to the mailing of the statement filed as
Exhibit 2.

         Attached as Exhibit 2 is a copy of a letter distributed by Knightsbridge Tankers Limited to its U.S. shareholders containing tax information that those shareholders may need in order to make a "QEF" election.


Item 2.  ADDITIONAL INFORMATION

         Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.































                                2



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EXHIBIT #1
FOR IMMEDIATE RELEASE


                  KNIGHTSBRIDGE TANKERS LIMITED
          ANNOUNCES FILING OF TAX INFORMATION WITH SEC



Contact:  Karl Molander
          011-468-613-3030


          Hamilton, Bermuda, February 16, 1999. Knightsbridge Tankers Limited (the "Company") (NASDAQ NM: VLCCF) announced today that it had filed via EDGAR with the Securities and Exchange Commission the tax information for 1998 required by its U.S. shareholders who have made a "QEF" election. The statement sets forth amounts of 1998 distributions that are deemed dividends and return of capital. The Company also intends to mail such information together with its Notice of Annual Meeting of Shareholders later this week or early next week.


































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EXHIBIT #2



           [Knightsbridge Tankers Limited Letterhead]




                                       February 16, 1999


TO:  The Shareholders of
     Knightsbridge Tankers Limited
     That Are United States Taxpayers


          As you are aware, Knightsbridge Tankers Limited ("Knightsbridge") is a "Passive Foreign Investment Company" ("PFIC") for United States income tax purposes. The following is a PFIC annual information statement for the taxable year of Knightsbridge beginning on January 1, 1998 and ending on December 31, 1998. This statement is being provided so that you may report your pro rata share of Knightsbridge's income in the event that you have elected to treat Knightsbridge as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

          You should keep this statement in your records, but, unlike last year, you do not need to attach this statement to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Knightsbridge is: Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.






















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                PFIC Annual Information Statement


1. This Information Statement applies to the taxable year of Knightsbridge Tankers Limited ("Knightsbridge") beginning on
    January 1, 1998 and ending on December 31, 1998 (the "Taxable
    Year").

2. (i) Your pro rata share of the ordinary earnings of Knightsbridge for the Taxable Year may be determined as follows:

         (a) If you owned the same number of Knightsbridge shares from January 1, 1998 through December 31,
              1998, multiply the number of such Knightsbridge shares by $0.615474.

         (b) If you did not own Knightsbridge shares for the entire period beginning January 1, 1998 and ending December 31, 1998, multiply the number of shares you owned by $0.615474, divide the result by 365, and multiply by the number of days during 1998 that you held such shares.*

         (c) If you owned different numbers of Knightsbridge shares at different times during 1998, perform the calculation specified in (b) above separately for each lot of shares owned.

    (ii) Your pro rata share of the net capital gain of Knightsbridge for the Taxable Year is zero.

3. The amount of cash and the fair market value of other property distributed or deemed distributed by











____________________

* For example, if you acquired 100 shares on July 1, 1998 and held them throughout the remainder of 1998, your pro rata share of Knightsbridge's ordinary earnings would be $31.03 (i.e., 100 shares x $0.615474 x 184/365).





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Knightsbridge during the Taxable Year is as follows:

         Cash:  See note**

         Fair Market Value of Property:  0

4. Knightsbridge will permit you to inspect and copy Knightsbridge's permanent books of account, records, and such other documents as may be maintained by Knightsbridge to establish that Knightsbridge's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles, and to verify these amounts and your pro rata shares thereof.


                             KNIGHTSBRIDGE TANKERS LIMITED


Date: February 16, 1999      By: /s/ Ola Lorentzon
      _________________         ______________________
                                Name:  Ola Lorentzon
                                Title: Deputy Chairman


THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST SHAREHOLDERS IN MAKING CALCULATIONS, AND DOES NOT CONSTITUTE TAX ADVICE. SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF COMMON SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW.

____________________

** On February 10, 1998, Knightsbridge made a distribution of $0.75 per share to shareholders of record on January 26, 1998. On May 12, 1998, Knightsbridge made a distribution of $0.45 per share to shareholders of record on April 27, 1998. On August 11, 1998, Knightsbridge made a distribution of $0.63 per share to shareholders of record on July 27, 1998. On November 10, 1998, Knightsbridge made a distribution of $0.53 per share to shareholders of record on October 26, 1998. The total amount of these four distributions exceeded the sum of Knightsbridge's earnings and profits for the Taxable Year and Knightsbridge's earnings and profits accumulated in prior years. Accordingly, 30.46% of the February distribution is a dividend and 69.54% of the distribution is a non-taxable return of capital. With respect to each of the other three distributions, 26.08% of the distribution is a dividend and 73.92% of the distribution is a non-taxable return of capital.


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